UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-38040

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Concrete Pumping Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

500 E. 84th Avenue, Suite A-5
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80229
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Concrete Pumping Holdings, Inc. (the “Company”) is not able to file its quarterly report on Form 10-Q for the three and six months ended April 30, 2021 (the “Form 10-Q”) without unreasonable effort or expense for the reasons described below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Iain Humphries	303	289-7497
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a public statement (the “SEC Warrant Accounting Statement”) on accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”). The SEC Warrant Accounting Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The SEC Warrant Accounting Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” The Company previously classified its public warrants and private placement warrants issued in connection with the Company’s initial public offering (the “Warrants”) as equity instruments. As a result of the SEC Warrant Accounting Statement and the Company’s review and analysis of its impacts on the financial statements, the Company currently anticipates that the Warrants will be recorded as liabilities on the balance sheet and measured at fair value at inception and on a recurring basis with changes in fair value recognized in the statement of operations in accordance with applicable accounting standards, rather than as components of equity as previously classified.

As a result of the Company’s review and analysis of the impacts of the SEC Warrant Accounting Statement on the Company’s unaudited financial statements for the quarterly period ended April 30, 2021 and for prior periods, the Company needs more time to prepare its Form 10-Q. The Company is working diligently and currently expects to file its Form 10-Q on or before June 14, 2021.

PART IV — OTHER INFORMATION

Concrete Pumping Holdings, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 9, 2021	By:	/s/ Iain Humphries
		Name:	Iain Humphries
		Title:	Chief Financial Officer and Secretary